Exhibit E

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	Metallica Resources Inc.

Participation Fee for the Financial Year Ending:	December 31, 2004

Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of common shares outstanding at the end of the issuer’s most recent financial year (TSX: MR)		82,687,043

Simple average of the closing price of common shares as of the last trading day of each of the month of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X
		$1.75

Market value of common shares	=	$144,702,325	$144,702,325

Total number of warrants outstanding at the end of the issuer’s most recent financial year (TSX: MR.WT)		19,350,000

Simple average of the closing price of warrants as of the last trading day of each of the month of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X
		$0.49

Market value of warrants	=	$9,481,500	$9,481,500

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			None

(Repeat for each class or series of corporate debt or preferred shares)			None

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) =			$154,183,825

Total fee payable in accordance with Appendix A of the Rule			$15,000